MARTIN NELSON & CO., INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2025

C O N T E N T S

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

SEC FILE NUMBER
8-00831

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MARTIN NELSON & CO., INC.

TYPE OF REGISTRANT (check all applicable boxes):
x Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 WESTLAKE AVE. N., STE 200

SEATTLE	WA	98109-3031
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARTIN O. NELSON, JR.	206-682-6261	mnelson@martinnelsonco.com
(Name)	(Area Code - Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DCPA
(Name – *if individual, state last, first, middle name)*

2121 Avenue of the Stars # 800	Century City	CA	90067
(Address)	(City)	(State)	(Zip Code)

09/15/2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Martin O. Nelson, Jr., swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Martin Nelson & Co., Inc., as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC
STATE OF WASHINGTON
SABINE E KOENIG
MY COMMISSION EXPIRES
FEBRUARY 2, 2027
COMMISSION NO. 205030

Notary Public

Signature: _Martin O. Nelson_

Title: President

This filing contains (check all applicable boxes):**

- • (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- • (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- • (d) Statement of cash flows.
- • (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- • (g) Notes to consolidated financial statements.
- • (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- • (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- • (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- • (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- • (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- • (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- • (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- • (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- • (z) Other: SIPC Report

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2),* as applicable.*



2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of Martin Nelson & Co., Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Martin Nelson & Co., Inc. (the "Company") as of December 31, 2025, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

DCPA

DCPA
We have served as the Company's auditor since 2022.
Century City, California
February 18, 2026

MARTIN NELSON & CO., INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2025

ASSETS		
Cash	$	11,530
Receivable from clearing broker		112,348
Investments held at FMV		1,404,054
Accounts receivable		514,272
Prepaid expenses		8,599
Notes receivable		350,000
Fixed assets, net of accumulated depreciation of $(189,936)		291,068
Total Assets	$	2,691,871
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	455,951
Deferred income tax liability		7,900
Total liabilities		463,851
Stockholder's Equity		
Common stock, $10 par value, 5,000 shares authorized,		
1,471 shares issued and outstanding		14,710
Retained earnings		2,213,310
Total stockholder's equity		2,228,020
Total Liabilities and Stockholder's Equity	$	2,691,871

MARTIN NELSON & CO., INC.

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2025

Revenues		
Commissions	$	575,959
Advisor income		1,913,975
Realized gain on securities held as investments		155,682
Unrealized loss on securities held as investments		(246,054)
Interest and dividends		153,818
12-b1 fees		95,799
Total revenues		2,649,179
Expenses		
Compensation and benefits		1,739,551
Profit sharing contribution		206,585
Rent-related party		159,915
Insurance		54,584
Taxes, other than on income		98,464
Dues and subscriptions		86,892
Professional fees		70,736
Office supplies		60,776
Other operating expenses		42,780
Interest		33,036
Telephone		18,423
Auto		17,580
Entertainment		3,075
Depreciation		1,189
Advertising		1,800
Travel expense		1,078
Meals		248
Total expenses		2,596,712
Operating Income (loss) before income tax provision		52,467
Income tax provision		52,467
Net income (loss)	$	-

MARTIN NELSON & CO., INC.

STATEMENT OF STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2025

	Common Shares		Common Stock		Retained Earnings		Total
Balance, December 31, 2024	1,471	$	14,710	$	4,738,310	$	4,753,020
Dividend Distributions					(2,525,000)		(2,525,000)
Balance, December 31, 2025	1,471	$	14,710	$	2,213,310	$	2,228,020

See Notes to Financial Statements

MARTIN NELSON & CO., INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2025

Cash flow from operating activities:

Net income (loss)		$ -
Adjustments to reconcile net income (loss) to net		
cash provided by (used in) operating activities:		
Depreciation	$ 1,189	
Realized (gains) losses on the disposotion of fixed assets	35,667	
(Increase) decrease in:		
Receivable from clearing broker	(659,116)	
Accounts receivable	(55,714)	
Prepaid expenses	5,036	
Investments	2,977,685	
(Decrease) increase in:		
Accounts payable and accrued expenses	197,264	
Income taxes payable	(13,300)	
Total adjustments		2,488,711
Net cash provided by (used in) operating activities		$ 2,488,711
Cash flow from investing activities:		
Proceeds from disposition of fixed assets	25,000	
Net cash provided by (used in) investing activities		25,000
Cash flow from financing activities:		
Dividend Distributions	(2,525,000)	
Net cash provided by (used in) investing activities		(2,525,000)
Net increase (decrease) in cash		(11,289)
Cash at December 31, 2024		22,819
Cash at December 31, 2025		$ 11,530

Supplemental disclosure of cash flow information:

Cash paid during the year for:

Interest	$ 33,036	
Income taxes	$ 52,467	

Supplemental disclosure of non-cash transactions:

The distributions of $2,525,000 include property distribution of asset with Fair Market Value of $25,000.

See Notes to Financial Statements

Note 1.   Organization and Significant Accounting Policies

Organization

Martin Nelson & Co., Inc. ("the Company") is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company's customers are primarily individuals located in the Pacific Northwest. In the normal course of business, the Company's customer, trading, and correspondent clearance activities involve the execution, settlement, and financing of various securities transactions.   These activities may expose the Company to off-balance sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligations. Customer transactions are cleared on a fully disclosed basis through a clearing broker.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures.   Actual results could differ from these estimates.

Cash

The Company maintains its cash balances at various financial institutions.   The balances occasionally exceed federally insured limits.   Cash balances are available for immediate withdrawal.

Revenue From Contracts With Customers

Revenues are recognized when the services are delivered to our customers, in an amount that is based on the consideration the firm expects to receive in exchange for those services when such amounts are not probable of significant reversal.

- *Commissions and Fees*

  Commissions and fee revenues result from transaction-based arrangements in which the client is charged a fee for the execution of transactions. Such revenues primarily arise from transactions in equity securities, services related to sales and trading activities, and sales of mutual funds and options. Commissions and fee revenues are recognized on trade date when the performance obligation is satisfied. 12b-1 fees are earned over the time the investor stays invested in the mutual fund. These 12b-1 fees are recorded when received. Generally accepted accounting principles require the Company to record 12b-1 fees on a trade-date basis. However, the Company records 12b-1 fees on a cash basis. The difference between trade-date and cash basis is immaterial to the financial statements.

- *Investment Advisory Fees*

  Advisory fees are based on a percentage of the assets under management. The fees are charged after every quarter in arrears. The fees are negotiable and may change as the value of the portfolio changes. The fees depend on the size of the account, the amount of time a client has had an account with the Company, the total amount of business the client conducts with us and other relevant considerations.

Note 1.   Organization and Significant Accounting Policies (continued)

Accounts Receivable

For the year ended December 31, 2025, the firm had $112,348 of commissions income included in the Receivable from Clearing Broker balance on the Statement of Financial Condition. For contracts with a term of less than one-year, incremental costs to obtain the contract are expensed as incurred. Furthermore, no receivables or liabilities from contracts with customers existed.

Accounts receivable are stated at the amount the Company expects to collect from outstanding balances. The Company provides for probable uncollectible amounts through operations and a credit to a valuation allowance based on its assessment of the status of individual accounts. Balances that are still outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

The firm had $514,272 of fees from advisory services included in the Receivable balance on the Statement of Financial Condition and no allowance against the balance was necessary for the year ended December 31, 2025.

The Company is   affected by the well-being of the investment industry. However, the risk associated with trade receivables is minimal due to the Company's quality customer base in the Pacific Northwest. The Company has not experienced any significant losses on trade receivables.

Investment Earnings

Realized (calculated using the average cost method) and unrealized gains and losses are reflected in the results of operations for the year. Investments are recorded on trade date basis.

Interest and Dividend Income

Interest and dividend income is recognized when earned.

Fair Value Measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.   As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing an asset or liability.   There are three levels which prioritize the inputs used in measuring fair value as follows:

- Level 1:   Observable market inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Level 2:   Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3:   Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions. During the year ended December 31, 2025, the Company sold the $183,000 Level 3 asset and distributed the cash proceeds.
An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.   The following is a description of the valuation methodologies used for investments measured at fair value, including a general description of the investments.

Note 1. Organization and Significant Accounting Policies (continued)

Money Market Funds & US Treasury

Money Market Funds & US Treasury Bonds are stated at their fair market value based on quoted prices in active markets. These funds typically invest in short-term, high-quality instruments with minimal credit and interest rate risk. The underlying holdings vary and may include CDs, US Treasuries, or other highly liquid instruments.

The fair value of investments on December 31, 2025, was determined within the above fair value hierarchy as follows:

	Level 1
Assets	
US Treasury Bonds	$ 78,601
Money Market Funds	1,325,453
Total Level 1 Assets:	$ 1,404,054

Fixed Assets

During the year ended December 31, 2025, the Company disposed of fixed assets by writing them off or distributing them as property dividends to the Shareholder at their fair market values recognizing a $35,667 loss on disposition of fixed assets. Fixed assets are stated at cost and are depreciated using straight-line methods over estimated useful life. Depreciation expense for the year ended December 31, 2025 was $1,189. No depreciation was taken on the airplane in anticipation of disposal.

		Useful Life
Airplane	$ 481,004	5 years
Total fixed assets	481,004	
Accumulated Depreciation	(189,936)	
Fixed assets, net of depreciation	$ 291,068	

Advertising

Advertising costs are expensed as incurred. For the year ending December 31, 2025, advertising expense was 1,800.

Income Tax

Income tax is determined using an asset and liability approach which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement basis and tax basis of assets and liabilities at the applicable enacted tax rates.
The Company's deferred tax assets and liabilities result from unrealized gains on investments and differences in depreciation rates on property. At December 31, 2025, the Company had no income tax payable.

The provision for federal income tax may differ from the statutory rate primarily due to interest income that is exempt from tax and the dividends received deduction, and there are no corporate taxes in Washington, where the Company operates.

Martin Nelson & Co., Inc. Notes To The Financial Statements As of December 31, 2025
Note 1.   Organization and Significant Accounting Policies (continued)

The Company records a liability, if any, for unrecognized tax benefits resulting from uncertain income tax positions taken or expected to be taken in an income tax return.   No change in the liability has been recorded for uncertain tax positions, or related interest or penalties as of December 31, 2025.

Subsequent Events

The Company has evaluated events subsequent to the date of the Statement of Financial Condition for items requiring recording or disclosure in the financial statements.   The evaluation was performed through the date the financial statements were available to be issued.   Based upon this review, the Company has determined that there were no additional events which took place that would have a material impact on its financial statements other than those mentioned in Note 10.

Note 2.   Clearing Broker

The Company has an agreement with Hilltop Securities, Inc. to act as a clearing broker for the Company on a fully disclosed basis.   The clearing broker clears all security transactions and maintains customer accounts.   For the year ending December 31, 2025, $1,325,453 of the receivable from clearing broker is held in Money Market Funds and the Clearing Deposit of $78,601 is held in the form of US Treasury Bonds, both of which are included in Investments held at Fair Market Value on the Statement of Financial Condition (see Note 1).

Note 3.   Leases/Related Parties

The Company has an office lease agreement with a company under common ownership. The office space is leased under an operating lease that is month to month. As such the Company has elected the practical expedient for short term leases under ASC 842 and therefore there is no right of use asset or lease liability recognized on the Statement of Financial Condition as of December 31, 2025. The total rent expense paid to the related party amounted to $159,914 for the year ended December 31, 2025.

Note 4. Notes Receivable

The stockholder of the Company is a partner of the Washington Delta Chi Alumni Lenders that issued a promissory note of $1,150,000 during the year 2024 to the UW Delta Chi House Association at 8% per annum maturing on June 01, 2027, with monthly receipts commencing October 01, 2025. The Company's portion of that note is $350,000.   The Company is continuously monitoring the collectability of this Note which is secured by the real estate property. As of December 31, 2025, the Company has not accrued any interest income related to the note as no monthly receipts have been received. Furthermore, no allowance has been recorded by the Company for the year ended December 31, 2025.

Note 5.   Commitments, Guarantees and Contingencies

Management of the Company believes that there are no commitments, guarantees or contingencies that may result in a material loss or future obligations as of December 31, 2025.

Note 6.   Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1).   Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of $250,000.   At December 31, 2025, the Company had computed net capital of $1,548,320 which was in excess of the required net capital level by $1,298,320.   In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 30 to 1.   At December 31, 2025, the Company's ratio of aggregate indebtedness to net capital was 0.30 to 1.

Note 7 - Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB.   The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States.   New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2025, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements.   In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 8: Profit Sharing Plan

Effective November 1, 1955, the Company adopted a qualified Profit Sharing Plan (the "Plan"). Employees are eligible to participate in the Plan after completing 2 years of service and attaining age 21.   The Company profit sharing contributions are discretionary and are determined each year by the Company. The participants must be employed on the last day of the plan year and have worked at least 1,000 hours during the year to receive a pre-tax contribution. The profit sharing contributions are 100% vested at all times.   The Company recorded profit sharing contributions of $206,585 for the year ended December 31, 2025.

Note 9: Segment Reporting

The Company follows Accounting Standards Update 2023-07 - Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07") , which expands reportable segment information by requiring companies to disclose, on an annual and interim basis, significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit or loss. ASU 2023-07 also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable brokerage services segment. The CODM title and position is the CEO who makes decisions about allocating

resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the description of business and summary of significant accounting policies notes.

Note 10: Equity

As part of Management's succession plan, the Company entered into discussions to restructure the business in the subsequent year, whereas, the sole shareholder will sell a portion of its shares to two additional shareholders as of January 18, 2026. During the year ended December 31, 2025, the Company declared and paid dividend distributions on previously earned income. At December 31, 2025, a total of $2,525,000 of cash and property dividends were paid to the sole shareholder of which $25,000 was property at fair market value. The Company ensures it is net capital compliance during the restructuring process and maintains adequate ratios.

SUPPLEMENTARY INFORMATION

MARTIN NELSON & CO., INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2025

COMPUTATION OF NET CAPITAL

Total stockholder's equity per the financial statements	$	2,228,020
Deductions:		
Furniture and equipment		291,068
Petty cash		50
UW Note receiveable		350,000
Prepaid expenses		8,599
Total deductions		649,717
Haircuts on securities:		
Equity securities and money market fund		29,983
Total deductions and haircuts		679,700
Net capital		1,548,320
Minimum net capital		250,000
Excess net capital	$	1,298,320

There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's most recently filed Form X-17A-5 Part IIA report dated December 31, 2024.

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate indebtedness

Accounts payable and accrued expenses	$	463,851
Total aggregate indebtedness	$	463,851

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $250,000, whichever is greater)	$	250,000
Percentage of aggregate indebtedness to net capital		30.0%
Ratio of aggregate indebtedness to net capital		0.30 to 1

See report of independent registered public accounting firm

MARTIN NELSON & CO., INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING
TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
December 31, 2025

The Company is exempt from the reserve requirements, the possession and control requirements and related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the U.S. Securities and Exchange Commission. In addition, the Company conducts proprietary trading and direct business with mutual funds whereby the Company does not take possession of customer funds or securities and therefore its direct business is not subject to the custody provisions of Rule 15c3-3.



DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of Martin Nelson & Co., Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Martin Nelson & Co., Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Martin Nelson & Co., Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"), (2) Martin Nelson & Co., Inc. stated that Martin Nelson & Co., Inc. met the identified exemption provisions throughout the year ended December 31, 2025 without exception, and (3) Martin Nelson & Co., Inc.'s other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm") but limited to (1) proprietary trading; and (2) direct subscription-way sale of mutual funds and that the Company did not identify any exceptions to this assertion throughout the year ended December 31, 2025. Martin Nelson & Co., Inc.'s management is responsible for compliance with the exemption provisions, and the provisions of Footnote 74, and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Martin Nelson & Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Non-Covered Firm provision.

DCPA

DCPA

Century City, California
February 18, 2026

Exemption Report For the Year Ended December 31, 2025

Martin Nelson & Co., Inc. ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(ii)

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) proprietary trading; and (2) direct subscription-way sale of mutual funds. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception..

I, Martin Nelson, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Martin Nelson & Co., Inc.

Martin O. Nelson, Jr.

Martin O. Nelson, Jr.
President